SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2013

Commission File Number 1-14858

CGI Group Inc.

(Translation of Registrant’s Name Into English)

1350 René-Lévesque Boulevard West

15th Floor

Montreal, Quebec

Canada H3G 1T4

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Enclosure: Press Release concerning a normal course issuer bid dated January 30, 2013.

This Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 , 333-112021, 333-146175, and 333-177013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC. (Registrant)

Date: January 30, 2013	By	/s/ Benoit Dubé
	Name:	Benoit Dubé
	Title:	Executive Vice-President and Chief Legal Officer

PRESS RELEASE

Stock Market Symbols

GIB.A (TSX)

GIB (NYSE)

www.cgi.com/newsroom

CGI Group Inc. Board authorizes the renewal of its Normal Course Issuer Bid

Montreal, Quebec, January 30, 2013 – CGI Group Inc. (TSX: GIB. A) (NYSE: GIB) (the “Company”) announced today that its Board of Directors has authorized the renewal of its Normal Course Issuer Bid (“NCIB”), subject to acceptance by the Toronto Stock Exchange (the “TSX”).

The Company’s management and Board of Directors believe that the repurchase of Class A subordinate voting shares (“Class A Shares”) of the Company is a proper use of the Company’s funds, and the NCIB will provide the Company with the flexibility to purchase Class A Shares from time to time as the Company considers it advisable, as part of its strategy to increase shareholder value.

At the close of business on January 25, 2013, there were 274,486,679 Class A Shares outstanding, of which approximately 75% were widely held (representing a public float of 206,859,765 Class A Shares for TSX purposes).

Under the terms of the NCIB, subject to TSX acceptance, the Company may purchase for cancellation on the open market through the facilities of the TSX and the New York Stock Exchange and through alternative trading systems up to 20,685,976 Class A Shares, representing approximately 10% of the Company’s public float as of the close of business on January 25, 2013. The average daily trading volume (the “ADTV”) of the Class A Shares on the TSX for the six month period ended December 31, 2012 (excluding purchases under the NCIB) was 732,717 Class A Shares. Consequently and in accordance with the requirements of the TSX, the daily purchase limit under the NCIB on the TSX will be 183,179 Class A Shares, representing 25% of the ADTV. All Class A Shares will be purchased at their market price at the time of acquisition. All shares purchased under the NCIB will be cancelled.

Purchases of Class A Shares may commence on February 11, 2013 and will expire on the earlier of February 10, 2014 or the date on which the Company has either acquired the maximum number of Class A Shares allowable under the NCIB or otherwise decided not to make any further repurchases under the NCIB.

Under the terms of its NCIB that commenced on February 9, 2012 and will expire on February 8, 2013, the Company had purchased, as of January 25, 2013, an aggregate of 1,050,700 Class A Shares for cancellation. These purchases were made through the facilities of the TSX and the New York Stock Exchange and through alternative trading systems at a weighted average purchase price of $20.68.

About CGI

Founded in 1976, CGI Group Inc. is the fifth largest independent information technology and business process services firm in the world. With approximately 71,000 members located in offices and global delivery centers in the Americas, Europe and Asia Pacific, CGI offers a comprehensive portfolio of services including high-end business and IT consulting, systems integration, application development and maintenance, infrastructure management as well as a wide range of proprietary solutions. Further to the recent acquisition of Logica, CGI’s annualized revenue is in excess of C$10 billion, with an estimated order backlog of approximately C$18.3 billion; its shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in the FTSE4Good Index. Website: www.cgi.com.

Forward-Looking Statements

All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are “forward-looking information” within the meaning of Canadian securities laws. These statements and this information represent CGI’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include but are not restricted to: the timing and size of new contracts; acquisitions and other corporate developments; the ability to attract and retain qualified members; market competition in the rapidly evolving IT industry; general economic and business conditions; foreign exchange and other risks identified in the press release, in CGI’s annual and quarterly Management’s Discussion and Analysis (“MD&A”), in CGI’s Annual Report, in CGI’s Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (filed on EDGAR at www.sec.gov), and in the Company’s Annual Information Form filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com), as well as assumptions regarding the foregoing. The words “believe,” “estimate,” “expect,” “intend,” “anticipate,” “foresee,” “plan,” and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information.

For more information:

Lorne Gorber

Senior Vice-President, Global Communications and

Investor Relations

lorne.gorber@cgi.com

514-841-3355